FOR IMMEDIATE RELEASE	CONTACTS:	Nina Devlin (Media)
724.514.1968
Kris King (Investors)
724.514.1813

Mylan Reports Strong First Quarter 2016 Earnings Results Including Total Revenues Up 17%

HERTFORDSHIRE, ENGLAND AND PITTSBURGH - May 3, 2016 - Mylan N.V. (NASDAQ, TASE: MYL) today announced its financial results for the quarter ended March 31, 2016.

Financial Highlights

•	Total revenues of $2.19 billion, up 19% on a constant currency basis compared to the prior year period (up 17% on a U.S. GAAP basis)

•	Generics segment third party net sales of $1.93 billion, up 19% on a constant currency basis (up 17% on a U.S. GAAP basis). All regions in the Generics segment showed positive year-over-year growth.

•	Specialty segment third party net sales of $247.9 million, up 17%

•
Adjusted diluted earnings per ordinary share ("EPS") of $0.76, up 9% compared to the prior year period; U.S. GAAP diluted EPS of $0.03, down 77% as a result of higher operating expenses, including amortization expense related to acquisitions completed during 2015

•
Reaffirms 2016 total revenues guidance of $10.5 billion to $11.5 billion, the midpoint of which represents an increase of 16% versus 2015, and 2016 adjusted diluted EPS guidance of $4.85 to $5.15, the midpoint of which represents an increase of 16% versus 2015 (U.S. GAAP diluted EPS of $2.38 to $2.43, the midpoint of which represents an increase of 41% versus 2015)

Mylan CEO Heather Bresch commented, "We are off to a great start in 2016 with our strong first quarter results delivering year-over-year constant currency total revenues growth of 19% and adjusted diluted EPS growth of 9%. We showed again the strength and resilience of Mylan's diverse, global platform, with double digit revenue growth in Europe, Rest of World and Specialty and high single digit revenue growth in North America. Based on our first quarter performance, we remain highly confident in our guidance and our business outlook for the full year 2016. Despite much external focus and discussion of the pricing environment, consistent with our previously communicated 2016 guidance and given Mylan's position as a large-scale, differentiated player, we continue to see nothing out of the ordinary to change our generic pricing assumptions of low- to mid-single digit erosion for the full year.

Almost a decade ago, we laid out our vision and strategy for growth and our belief that it would come from both organic and inorganic initiatives to create unmatched scale in manufacturing, broad breadth in our product portfolio, and expansion across all geographic territories - all with the aim of achieving our mission of providing access to medicine to patients around the world. We are excited about our pending acquisition of Meda, which will further strengthen and diversify our business in terms of product portfolio, customer channels, and geography, and position us for continued growth and value creation over the near- and long-term. I am pleased to note that Meda's Q1 2016 earnings results reported this morning were in-line with our modeled expectations for the business, and we remain fully committed to and look forward to closing this transaction."

Total Revenues

	Three Months Ended
	March 31,
(Unaudited; in millions)	2016	2015	Percent Change
Total Revenues	$2,191.3	$1,871.7	17%
Generics Segment Third Party Net Sales	1,928.2	1,643.5	17%
North America*	919.7	855.0	8%
Europe	587.7	406.2	45%
Rest of World*	420.8	382.3	10%
Specialty Third Party Net Sales	247.9	211.1	17%
Other Revenues	15.2	17.1	(11)%
*Beginning in the first quarter of 2016, the Company reclassified sales from its Brazilian operation from the Rest of World region to the North America region. The amount reclassified for the three months ended March 31, 2015 was approximately $10.2 million.

Generics Segment Revenues
Generics segment third party net sales were $1.93 billion for the quarter, an increase of 17% when compared to the prior year period. When translating third party net sales for the current quarter at prior year comparative period exchange rates ("constant currency"), third party net sales increased by 19%.

•
Third party net sales from North America were $919.7 million for the quarter, an increase of 8% when compared to the prior year period. This increase was principally due to net sales from products launched since April 1, 2015 ("new products"), and to a lesser extent, incremental net sales from our established products. Factors offsetting this increase were lower sales on existing products. Constant currency third party net sales from North America increased by 8%.

•
Third party net sales from Europe were $587.7 million for the quarter, an increase of 45% when compared to the prior year period. This increase was primarily the result of incremental net sales from our established products as well as new products. Higher volumes on existing products, primarily in France, were offset by lower pricing throughout Europe, due to government-imposed pricing reductions and competitive market conditions. Constant currency third party net sales from Europe increased by 47%.

•
Third party net sales from Rest of World were $420.8 million for the quarter, an increase of 10% when compared to the prior year period. This increase was primarily driven by incremental net sales from established products, net sales by Jai Pharma Limited (certain female healthcare businesses acquired from Famy Care Limited), and to a lesser extent, new product launches across the region. Higher volumes in Japan and Australia also contributed to the increase. These increases were partially offset by lower pricing throughout the region and a decrease in third party net sales volumes from our operations in India, in particular the anti-retroviral ("ARV") franchise. Constant currency third party net sales from Rest of World increased by 15%.

Specialty Segment Revenues
Specialty segment reported third party net sales were $247.9 million for the quarter, an increase of 17% when compared to the prior year period. This increase was primarily the result of higher volumes of the EpiPen® Auto-Injector and higher sales of the Perforomist® Inhalation Solution.

Total Gross Profit
Adjusted gross profit was $1.18 billion and adjusted gross margins were 54% for the quarter as compared to adjusted gross profit of $990.6 million and adjusted gross margins of 53% in the comparable prior year period. The current quarter increase was primarily due to the incremental contribution from established products in the first quarter of 2016 as well as new product introductions, partially offset by decreased margins on existing products in North America. U.S. GAAP gross profit was $907.0 million and $830.1 million for the first quarter of 2016 and 2015, respectively. U.S. GAAP gross margins were 41% and 44% in the first quarter of 2016 and 2015, respectively. The decrease in gross margins relates principally to additional amortization expense related to acquisitions completed during 2015.

Total Profitability
Adjusted earnings from operations for the quarter were $490.1 million, up 14% from the comparable prior year period. U.S. GAAP earnings from operations were $105.6 million for the quarter, a decrease of 34% from the comparable prior year period. R&D expense on an adjusted basis increased primarily as a result of the continued development of our respiratory, insulin and biologics programs. U.S. GAAP R&D expense also increased primarily as a result of an upfront payment made to Momenta for $45 million related to the Company's collaboration agreement. SG&A expense on a U.S. GAAP and adjusted basis primarily increased due to the incremental expense related to the established products.

EBITDA, which is defined as net earnings (excluding the non-controlling interest and losses from equity method investees) plus income taxes, interest expense, depreciation and amortization, was $417.3 million for the quarter ended March 31, 2016, and $340.5 million for the comparable prior year quarter. Adjusted net earnings attributable to Mylan N.V. increased by $77.2 million to $386.3 million compared to $309.1 million for the prior year comparable period. U.S. GAAP net earnings attributable to Mylan N.V. decreased by $42.7 million to $13.9 million for the quarter ended March 31, 2016, as compared to $56.6 million for the comparable prior year period. After adjusting for certain items as further detailed in the reconciliation below, adjusted EBITDA was $583.7 million for the quarter ended March 31, 2016 and $504.6 million for the comparable prior year period. Adjusted diluted EPS increased 9% to $0.76 compared to $0.70 in the prior year comparable period. U.S. GAAP diluted EPS decreased from $0.13 to $0.03 as a result of higher operating expenses, including amortization expense related to acquisitions completed during 2015.

Cash Flow
Adjusted cash provided by operating activities was $202 million for the three months ended March 31, 2016 compared to $336 million for the comparable prior year period. On a U.S. GAAP basis, net cash provided by operating activities was $81 million for the three months ended March 31, 2016 compared to $267 million for the comparable prior year period. Capital expenditures were approximately $52 million for the three months ended March 31, 2016 as compared to approximately $48 million for the comparable prior year period. Adjusted free cash flow was $150 million for the three months ended March 31, 2016, compared to $288 million in the prior year period.
Conference Call
Mylan will host a conference call and live webcast, today, May 3, 2016, at 10 am ET, in conjunction with this release of its financial results. The dial-in number to access the call is 800.514.4861 or 678.809.2405 for international callers. To access the live webcast, please log onto Mylan's website (www.mylan.com) at least 15 minutes before the event is to begin to register and download or install any necessary software.
Non-GAAP Financial Measures
This press release includes the presentation and discussion of certain financial information that differs from what is reported under accounting principles generally accepted in the United States ("U.S. GAAP"). These non-GAAP financial measures, including, but not limited to, adjusted diluted EPS, adjusted cash provided by operating activities, adjusted gross profit, adjusted gross margins, adjusted earnings from operations, adjusted net earnings attributable to Mylan N.V. ("Mylan" or the "Company"), constant currency total revenues, constant currency third party net sales, EBITDA, adjusted EBITDA, and adjusted free cash flow, are presented in order to supplement investors' and other readers' understanding and assessment of the Company's financial performance. Management uses these measures internally for forecasting, budgeting and measuring its operating performance. In addition, primarily due to acquisitions, Mylan believes that an evaluation of its ongoing operations (and comparisons of its current operations with historical and future operations) would be difficult if the disclosure of its financial results were limited to financial measures prepared only in accordance with U.S. GAAP. In addition, the Company believes that including EBITDA and supplemental adjustments applied in presenting adjusted EBITDA pursuant to our debt agreements is appropriate to provide additional information to investors to demonstrate the Company's ability to comply with financial debt covenants (which are calculated using a measure similar to adjusted EBITDA) and assess the Company's ability to incur additional indebtedness. We also report sales performance using the non-

GAAP financial measure of "constant currency" total revenues and third party net sales. This measure provides information on the change in net sales assuming that foreign currency exchange rates had not changed between the prior and current period. The comparisons presented as constant currency rates reflect comparative local currency sales at the prior year's foreign exchange rates. We routinely evaluate our third party net sales performance at constant currency so that sales results can be viewed without the impact of foreign currency exchange rates, thereby facilitating a period-to-period comparison of our operational activities, and we believe that this presentation also provides useful information to investors for the same reason. The "Summary of Total Revenues by Segment" table below compares third party net sales on an actual and constant currency basis for each reportable segment and the geographic regions within the Generics segment for the three months ended March 31, 2016 and 2015. Also, set forth below, Mylan has provided reconciliations of such non-GAAP financial measures to the most directly comparable U.S. GAAP financial measures. Investors and other readers are encouraged to review the related U.S. GAAP financial measures and the reconciliations of the non-GAAP measures to their most directly comparable U.S. GAAP measures set forth below, and investors and other readers should consider non-GAAP measures only as supplements to, not as substitutes for or as superior measures to, the measures of financial performance prepared in accordance with U.S. GAAP.

Below is a reconciliation of U.S. GAAP net earnings attributable to Mylan N.V. and U.S. GAAP diluted EPS to adjusted net earnings attributable to Mylan N.V. and adjusted diluted EPS for the three months ended March 31, 2016 compared to the respective prior year period (in millions, except per share amounts):

	Three Months Ended March 31,
	2016		2015
U.S. GAAP net earnings attributable to Mylan N.V. and U.S. GAAP diluted EPS	$13.9	$0.03	$56.6	$0.13
Purchase accounting related amortization (primarily included in cost of sales)	249.3		144.0
Litigation settlements, net	(1.5)		17.7
Interest expense (a)	5.7		12.2
Non-cash accretion of contingent consideration liability	10.0		9.2
Clean energy investments pre-tax loss (a)	25.5		22.5
Acquisition related costs (primarily included in cost of sales and selling, general and administrative expense)	61.6		78.8
Restructuring and other special items included in:
Cost of sales	15.2		8.0
Research and development expense (b)	66.1		17.9
Selling, general and administrative expense	6.8		7.8
Other expense, net	2.2		7.0
Tax effect of the above items and other income tax related items	(68.5)		(72.6)
Adjusted net earnings attributable to Mylan N.V. and adjusted diluted EPS	$386.3	$0.76	$309.1	$0.70
Weighted average diluted ordinary shares outstanding	509.6		443.8

(a)
Adjustment represents exclusion of the pre-tax loss related to Mylan's clean energy investments and related financing, the activities of which qualify for income tax credits under Section 45 of the Internal Revenue Code of 1986, as amended (the "Code"). The amount is included in other expense, net in the Condensed Consolidated Statements of Operations.

(b)	Research and development expense includes a $45 million upfront payment to Momenta and $15 million of milestone payments to Theravance Biopharma.

Below is a reconciliation of U.S. GAAP net earnings attributable to Mylan N.V. to EBITDA and adjusted EBITDA for the quarter ended March 31, 2016 compared to the respective prior year period (in millions):

	Three Months Ended
	March 31,
	2016	2015
U.S. GAAP net earnings attributable to Mylan N.V.	$13.9	$56.6
Add adjustments:
Net contribution attributable to the noncontrolling interest and equity method investments	30.9	24.7
Income taxes	5.1	4.7
Interest expense	70.3	79.5
Depreciation and amortization	297.1	175.0
EBITDA	$417.3	$340.5
Add / (deduct) adjustments:
Share-based compensation expense	26.5	19.2
Litigation settlements, net	(1.5)	17.7
Restructuring & other special items	141.4	127.2
Adjusted EBITDA	$583.7	$504.6

About Mylan
Mylan is a global pharmaceutical company committed to setting new standards in health care. Working together around the world to provide 7 billion people access to high quality medicine, we innovate to satisfy unmet needs; make reliability and service excellence a habit; do what's right, not what's easy; and impact the future through passionate global leadership. We offer a growing portfolio of around 1,400 generic pharmaceuticals and several brand medications. In addition, we offer a wide range of antiretroviral therapies, upon which nearly 50% of HIV/AIDS patients in developing countries depend. We also operate one of the largest active pharmaceutical ingredient manufacturers and currently market products in approximately 165 countries and territories. Our workforce includes nearly 35,000 people dedicated to improving the customer experience and increasing pharmaceutical access to consumers around the world. But don't take our word for it. See for yourself. See inside. mylan.com
FORWARD-LOOKING STATEMENTS
This release contains “forward-looking statements.” These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements may include, without limitation, statements about the proposed acquisition of Meda AB (publ.) (“Meda”) by Mylan (the “Meda Transaction”), Mylan's related public offer to the shareholders of Meda to acquire all of the outstanding shares of Meda (the “Offer”), Mylan's acquisition of Mylan Inc. and the EPD Business (the "EPD Transaction"), the benefits and synergies of the EPD Transaction and the Meda Transaction, future opportunities for Mylan, Meda, or the combined company and products and any other statements regarding Mylan's, Meda’s or the combined company’s future operations, anticipated business levels, future earnings, planned activities, anticipated growth, market opportunities, strategies, competition, and other expectations and targets for future periods. These may often be identified by the use of words such as “will”, “may”, “could”, “should”, “would”, “project”, “believe”, “anticipate”, “expect”, “plan”, “estimate”, “forecast”, “potential”, “intend”, “continue”, “target” and variations of these words or comparable words. Because forward-looking statements inherently involve risks and uncertainties, actual future results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to: uncertainties related to the Meda Transaction, including as to the timing of the Meda Transaction, uncertainties as to whether Mylan will be able to complete the Meda Transaction, the possibility that competing offers will be made, the possibility that certain conditions to the completion of the Offer will not be satisfied, and the possibility that Mylan will be unable to obtain regulatory approvals for the Meda Transaction or be required, as a condition to obtaining regulatory approvals, to accept conditions that could reduce the anticipated benefits of the Meda Transaction; the ability to meet expectations regarding the accounting and tax treatments of the EPD Transaction and the Meda Transaction; changes in relevant tax and other laws, including but not limited to changes in the U.S. tax code and healthcare and pharmaceutical laws and regulations in the U.S. and abroad; the integration of the EPD Business and Meda being more difficult, time-consuming, or costly than expected; operating costs, customer loss, and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients, or suppliers) being greater than expected following the EPD Transaction and the Meda Transaction; the retention of certain key employees of the EPD Business and Meda being difficult; the possibility that Mylan may be unable to achieve expected synergies and operating efficiencies in connection with the EPD Transaction and the Meda Transaction within the expected time-frames or at all and to successfully integrate the EPD Business and Meda; expected or targeted future financial and operating performance and results; the capacity to bring new products to market, including but not limited to where Mylan uses its business judgment and decides to manufacture, market, and/or sell products, directly or through third parties, notwithstanding the fact that allegations of patent infringement(s) have not been finally resolved by the courts (i.e., an “at-risk launch”); any regulatory, legal, or other impediments to Mylan's ability to bring new products to market; success of clinical trials and Mylan's ability to execute on new product opportunities; any changes in or difficulties with our inventory of, and our ability to manufacture and distribute, the EpiPen® Auto-Injector to meet anticipated demand; the scope, timing, and outcome of any ongoing legal proceedings and the impact of any such proceedings on financial condition, results of operations, and/or cash flows; the ability to protect intellectual property and preserve intellectual property rights; the effect of any changes in customer and supplier relationships and customer purchasing patterns; the ability to attract and retain key personnel; changes in third-party relationships; the impact of competition; changes in the economic and financial conditions of the businesses of Mylan, Meda or the combined company; the inherent challenges, risks, and costs in identifying, acquiring, and integrating complementary or strategic acquisitions of other companies, products or assets and in achieving anticipated synergies; uncertainties and matters beyond the control of management; and inherent uncertainties involved in the estimates and judgments used in the preparation of financial statements, and the providing of estimates of financial measures, in accordance with U.S. GAAP and related standards or on an adjusted basis. For more detailed information on the risks and uncertainties associated with Mylan's business activities, see the risks described in Mylan's Annual Report on Form 10-K for the year ended December 31, 2015, as amended, and its other filings with the Securities and Exchange Commission (“SEC”). These risks and uncertainties also include those risks and uncertainties that are discussed in the offer document that has been filed with the Swedish Financial Supervisory Authority (“SFSA”) and will be published by Mylan upon approval by the SFSA (the "Offer Document"), the Registration Statement on Form S-4 filed with the SEC on April 11, 2016 (as amended from time to time, the "Registration Statement") and the EU Prospectus that has been filed with the Netherlands Authority for the Financial Markets (“AFM”) and will be published by Mylan upon approval by the AFM (the "EU Prospectus"). You can access Mylan's filings with the SEC through the SEC website at www.sec.gov, and Mylan strongly encourages you to do so. Mylan undertakes no obligation to update any statements herein for revisions or changes after the date of this release.
ADDITIONAL INFORMATION
In connection with the Offer, the Offer Document has been filed with the SFSA and will be published by Mylan upon approval by the SFSA. In addition, Mylan has filed certain materials with the SEC, including, among other materials, the Registration Statement. The EU Prospectus has been filed with the AFM and will be published by Mylan upon approval by the AFM. This release is not intended to be, and is not, a substitute for such documents or for any other document that Mylan may file with the SFSA, the SEC, the AFM or any other competent EU authority in connection with the Offer. This release contains advertising materials (reclame-uitingen) in connection with the Offer as referred to in Section 5:20 of the Dutch Financial Supervision Act (Wet op het financieel toezicht). INVESTORS AND SECURITYHOLDERS OF MEDA ARE URGED TO READ ANY DOCUMENTS FILED WITH THE SFSA, THE SEC AND THE AFM OR ANY OTHER COMPETENT EU AUTHORITY CAREFULLY AND IN THEIR ENTIRETY BEFORE MAKING AN INVESTMENT DECISION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MYLAN, MEDA AND THE OFFER. Such documents are or upon publication will be available free of charge through the website maintained by the SEC at www.sec.gov, on Mylan's website at medatransaction.mylan.com or, to the extent filed with the AFM, through the website maintained by the AFM at www.afm.nl, or by directing a request to Mylan at +1 724-514-1813 or investor.relations@mylan.com. Any materials filed by Mylan with the SFSA, the SEC, the AFM or any other competent EU authority that are required to be mailed to Meda shareholders will also be mailed to such shareholders.
FURTHER INFORMATION
The distribution of this release and any related Offer documentation in certain jurisdictions may be restricted or affected by the laws of such jurisdictions. Accordingly, copies of this release are not being, and must not be, mailed or otherwise forwarded, distributed or sent in, into or from any such jurisdiction. Therefore, persons who receive this release (including, without limitation, nominees, trustees and custodians) and are subject to the laws of any such jurisdiction will need to inform themselves about, and observe, any applicable restrictions or requirements. Any failure to do so may constitute a violation of the securities laws of any such jurisdiction. To the fullest extent permitted by applicable law, Mylan disclaims any responsibility or liability for the violations of any such restrictions by any person.
The acceptance period for the Offer for shares of Meda described in this release has not commenced.

Mylan N.V. and Subsidiaries
Condensed Consolidated Statements of Operations
(Unaudited; in millions, except per share amounts)

	Three Months Ended
	March 31,
	2016	2015
Revenues:
Net sales	$2,176.1	$1,854.6
Other revenues	15.2	17.1
Total revenues	2,191.3	1,871.7
Cost of sales	1,284.3	1,041.6
Gross profit	907.0	830.1
Operating expenses:
Research and development	253.6	169.9
Selling, general and administrative	549.3	483.2
Litigation settlements, net	(1.5)	17.7
Total operating expenses	801.4	670.8
Earnings from operations	105.6	159.3
Interest expense	70.3	79.5
Other expense, net	16.3	18.5
Earnings before income taxes	19.0	61.3
Income tax provision	5.1	4.7
Net earnings attributable to Mylan N.V. ordinary shareholders	$13.9	$56.6
Earnings per ordinary share attributable to Mylan N.V. ordinary shareholders:
Basic	$0.03	$0.14
Diluted	$0.03	$0.13
Weighted average ordinary shares outstanding:
Basic	489.8	418.0
Diluted	509.6	443.8

Mylan N.V. and Subsidiaries
Condensed Consolidated Balance Sheets
(Unaudited; in millions)

	March 31, 2016	December 31, 2015
ASSETS
Assets
Current assets
Cash and cash equivalents	$1,199.4	$1,236.0
Accounts receivable, net	2,587.4	2,689.1
Inventories	2,144.1	1,951.0
Other current assets	696.7	596.6
Total current assets	6,627.6	6,472.7
Intangible assets, net	7,278.4	7,221.9
Goodwill	5,566.9	5,380.1
Other non-current assets	3,171.2	3,193.0
Total assets	$22,644.1	$22,267.7
LIABILITIES AND EQUITY
Liabilities
Current liabilities	$3,959.4	$4,122.2
Long-term debt	6,325.7	6,295.6
Other non-current liabilities	2,084.1	2,084.1
Total liabilities	12,369.2	12,501.9
Noncontrolling interest	1.5	1.4
Mylan N.V. shareholders' equity	10,273.4	9,764.4
Total liabilities and equity	$22,644.1	$22,267.7

Mylan N.V. and Subsidiaries
Reconciliation of Non-GAAP Financial Measures
(Unaudited; in millions)

Summary of Total Revenues by Segment

	Three Months Ended
	March 31,
	2016	2015	% Change	2016 Currency Impact (1)	2016 Constant Currency Revenues (2)	% Change
Generics:
Third party net sales
North America (3)	$919.7	$855.0	8%	$7.3	$927.0	8%
Europe	587.7	406.2	45%	7.9	595.6	47%
Rest of World (3)	420.8	382.3	10%	17.3	438.1	15%
Total third party net sales	1,928.2	1,643.5	17%	32.5	1,960.7	19%

Other third party revenues	8.6	11.6	(26)%	0.3	8.9	(24)%
Total third party revenues	1,936.8	1,655.1	17%	32.8	1,969.6	19%

Intersegment sales	2.6	1.5	73%	—	2.6	73%
Generics total revenues	1,939.4	1,656.6	17%	32.8	1,972.2	19%

Specialty:
Third party net sales	247.9	211.1	17%	—	247.9	17%
Other third party revenues	6.6	5.5	20%	—	6.6	20%
Total third party revenues	254.5	216.6	17%	—	254.5	17%

Intersegment sales	3.4	2.0	70%	—	3.4	70%
Specialty total revenues	257.9	218.6	18%	—	257.9	18%

Elimination of intersegment sales	(6.0)	(3.5)	(71)%	(0.1)	(6.1)	(74)%
Consolidated total revenues	$2,191.3	$1,871.7	17%	$32.7	$2,224.0	19%

(1)	Currency impact is shown as unfavorable (favorable).

(2)	The constant currency revenue change is derived by translating third party net sales for the current period at prior year comparative period exchange rates.

(3)
Beginning in the first quarter of 2016, the Company reclassified sales from its Brazilian operation from the Rest of World region to the North America region. The amount reclassified for the three months ended March 31, 2015 was approximately $10.2 million.

	Three Months Ended
	March 31,
	2016	2015
U.S. GAAP cost of sales	$1,284.3	$1,041.6
Deduct:
Purchase accounting related amortization	(243.6)	(140.2)
Acquisition related costs	(18.5)	(12.3)
Restructuring & other special items	(15.2)	(8.0)
Adjusted cost of sales	$1,007.0	$881.1

Adjusted gross profit (a)	$1,184.3	$990.6

Adjusted gross margin (a)	54%	53%

	Three Months Ended
	March 31,
	2016	2015
U.S. GAAP R&D	$253.6	$169.9
Deduct:
Acquisition related costs	(0.1)	—
Restructuring & other special items	(66.1)	(17.9)
Adjusted R&D	$187.4	$152.0

Adjusted R&D as % of total revenues	8.6%	8.1%

	Three Months Ended
	March 31,
	2016	2015
U.S. GAAP SG&A	$549.3	$483.2
Deduct:
Acquisition related costs	(35.7)	(66.5)
Restructuring & other special items	(6.8)	(7.8)
Adjusted SG&A	$506.8	$408.9

Adjusted SG&A as % of total revenues	23.1%	21.8%

	Three Months Ended
	March 31,
	2016	2015
U.S. GAAP total operating expenses	$801.4	$670.8
Add / (Deduct):
Litigation settlements, net	1.5	(17.7)
Acquisition related costs	(35.8)	(66.5)
Restructuring & other special items	(72.9)	(25.7)
Adjusted total operating expenses	$694.2	$560.9

Adjusted earnings from operations (b)	$490.1	$429.7

	Three Months Ended
	March 31,
	2016	2015
U.S. GAAP interest expense	$70.3	$79.5
Deduct:
Interest expense related to clean energy investments (c)	(3.8)	(4.3)
Non-cash accretion of contingent consideration liability	(10.0)	(9.2)
Non-cash interest	(1.9)	(7.9)
Acquisition financing costs	(4.3)	—
Adjusted interest expense	$50.3	$58.1

	Three Months Ended
	March 31,
	2016	2015
U.S. GAAP other expense, net	$16.3	$18.5
(Add):
Equity method losses from clean energy investments (c)	(25.5)	(22.5)
Purchase accounting related amortization	(5.7)	(3.8)
Acquisition related costs	(3.0)	—
Restructuring & other special items	(2.2)	(7.0)
Adjusted other income	$(20.1)	$(14.8)

	Three Months Ended March 31,
	2016	2015
U.S. GAAP net cash provided by operating activities	$80.5	$267.0
Add:
Acquisition related costs	61.5	68.0
R&D expense	60.0	—
Other	—	0.9
Adjusted cash provided by operating activities	$202.0	$335.9

(Deduct):
Capital expenditures	(51.8)	(48.1)
Adjusted free cash flow	$150.2	$287.8

(a)
Adjusted gross profit is calculated as total revenues less adjusted cost of sales. Adjusted gross margin is calculated as adjusted gross profit divided by total revenues. U.S. GAAP gross profit is calculated as U.S. GAAP total revenues less U.S. GAAP cost of sales. U.S. GAAP gross margin is calculated as U.S. GAAP gross profit divided by U.S. GAAP total revenues.

(b)
Adjusted earnings from operations is calculated as adjusted gross profit less adjusted total operating expenses. U.S. GAAP earnings from operations is calculated as U.S. GAAP gross profit less U.S. GAAP total operating expenses.

(c)	Adjustment represents exclusion of activity related to Mylan's clean energy investments, the activities of which qualify for income tax credits under section 45 of the Code.
Reconciliation of Forecasted Guidance
The reconciliations below are based on management's estimate of adjusted net earnings and adjusted diluted EPS for the twelve months ending December 31, 2016. Mylan expects certain known U.S. GAAP amounts for 2016, as presented in the reconciliation below. Other U.S. GAAP charges, including those related to potential litigation, asset impairments and restructuring programs that would be excluded from the adjusted results are possible, but their amounts are dependent on numerous factors that we currently cannot ascertain with sufficient certainty or are presently unknown. These U.S. GAAP charges are dependent upon future events and valuations that have not yet occurred or been performed. The unaudited forecasted amounts presented below are stated in millions, except for earnings per share data.

Reconciliation of Forecasted U.S. GAAP Net Earnings and U.S. GAAP Diluted EPS to Adjusted Net Earnings and Adjusted Diluted EPS

	Twelve Months Ended December 31, 2016
	Lower		Upper
U.S. GAAP net earnings attributable to Mylan N.V. and U.S. GAAP diluted EPS	$1,235	$2.38	$1,290	$2.43
Purchase accounting related amortization	1,000		1,050
Interest expense	60		70
Pre-tax loss of clean energy investments	90		100
R&D milestone payments	100		125
Restructuring, acquisition and other special items	270		375
Tax effect of the above items and other income tax related items	(230)		(285)
Adjusted net earnings attributable to Mylan N.V. and adjusted diluted EPS	$2,525	$4.85	$2,725	$5.15